

November 30, 2010

<u>via U.S. mail and facsimile</u>

Daniel K. Leonard, President
Strike Axe, Inc.
21724 E. Stanford Circle
Elkhorn, NE 68022

Re: Strike Axe, Inc.
  Registration Statement on Form 10, Amendment 3
  Filed November 2, 2010
  File No. 0-53304

Dear Mr. Leonard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please address the following:

    a. Revise the disclosure throughout the registration statement to state that, with regard to the consummation of the 2008 reorganization, it is the company's *belief* that there was no sale;

    b. Disclose whether or not the company is relying on opinion of counsel; and

    c. Include in the disclosure the risk and consequences in the event section 5 is found to apply to the distribution of the holding company shares.

2. Among the PCAOB registrants, we find a Michael F. Cronin with a Rochester, New York address, but none with an Orlando, Florida address. Please advise supplementally.

You may contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-13536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
         Healthcare Services

cc: John Heskett
       Fax (918) 336-3152